UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exercise of Right of First Refusal in connection with Dorad Energy Ltd. Shares

Ellomay Capital Ltd. (the “Company”), hereby provides an update in connection with the expected exercise of a right of first refusal in connection with shares of Dorad Energy Ltd. (“Dorad”).

On March 4, 2025, Zorlu Enerji Elektrik Üretim A.S (“Zorlu”), which holds 25% of the issued and outstanding shares of Dorad, entered into Share Purchase Agreements covering its entire holdings in Dorad. One Share Purchase Agreement, executed with several Israeli entities, including The Phoenix Insurance Company Ltd. (the “Dorad SPA”), contemplates the sale of 15% of Dorad’s issued and outstanding shares (the “Offered Shares”).

The Dorad SPA provides for an aggregate purchase price of approximately NIS 424.4 million (approximately $115 million), subject to certain adjustments, and that the consummation of the sale will be subject to customary conditions to closing (including approvals by Dorad’s board of directors, by governmental authorities and by Dorad’s financing entity and the consummation of the other agreement executed by Zorlu in connection with the remaining 10% of Dorad’s issued and outstanding share capital). The Dorad SPA also requires the buyer to deposit an autonomous guarantee with an escrow agent in the amount of approximately NIS 414.1 million (approximately $112.7 million) on the date of execution of the Dorad SPA.

Following the execution of the Dorad SPA, Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”), a company in which the Company indirectly holds 50% and which holds 18.75% of Dorad, received a sale notice (the “Sale Notice”) from Zorlu. Pursuant to Dorad’s articles of association and shareholders agreement, the Sale Notice covers the Offered Shares, Dorad’s shareholders, including Ellomay Luzon Energy, are required to respond within 30 days and the sale of the Offered Shares to the accepting shareholders is required to be consummated within 90 days of the delivery of the acceptance notice.

On March 30, 2025, the Ellomay Luzon Energy board of directors approved the exercise of Ellomay Luzon Energy’s right of first refusal in connection with all of the Offered Shares. Dorad’s articles of association and shareholders agreement provide that in the event acceptance notices are delivered for a number of shares higher than the number of offered shares, then the Offered Shares will be allocated among the offerees in accordance with their pro rata holdings in the Company, subject to approval of the transfer of shares by the Dorad board of directors.

In order to enable Ellomay Luzon Energy to provide the guarantee required under the Dorad SPA, the Company will deposit an amount equal to 25% of its portion of the guarantee (pro rata to its holdings in Ellomay Luzon Energy), which will serve as collateral to the bank issuing the guarantee. In connection with the pledged deposit, the Company entered into a Commercial Paper Agreement enabling it to receive a short-term loan in the amount of NIS 60 million – NIS 210 million, with a variable annual interest rate equal to the Israeli Prime lending rate (currently 6%) + 0.5%. The commercial paper is for a term of one year and includes customary causes for early repayment. In addition, the Company and the holders of the commercial paper are entitled to effect early repayment without cause with a 45 business day prior notice. The Company will initially withdraw an amount of NIS 60 million under the Commercial Paper Agreement.

The Company cannot at this point estimate whether any of the other shareholders of Dorad will exercise their right of first refusal and, if so, for which portion of the Offered Shares. Therefore, it is not possible to know how many of the Offered Shares will be covered by the Share Purchase Agreement that will be executed between Zorlu and Ellomay Luzon Energy following the exercise of the right of first refusal by Ellomay Luzon Energy. In addition, the consummation of the acquisition of Dorad’s shares is subject to the fulfillment of several conditions to closing, which are not within Ellomay Luzon Energy’s control and the Company cannot at this point estimate whether they will be fulfilled.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the non-fulfillment of any of the conditions to closing, the exercise of right of first refusal for Offered Shares by other Dorad shareholders, changes in market conditions, inability to receive required regulatory approvals, changes in electricity prices and demand, the impact of the war and hostilities in Israel and Gaza, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

	By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: March 31, 2025

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